Exhibit 99.1

Sinovac Announces Preliminary Unaudited Third Quarter 2010 Sales Range and Revises Full Year 2010 Sales Expectations

Press Release Source: Sinovac Biotech Ltd. On Sunday October 24, 2010, 5:00 pm

BEIJING, Oct. 24 /PRNewswire-Asia-FirstCall/ — Sinovac Biotech Ltd. (Nasdaq:SVA - News), a leading provider of biopharmaceutical products in China, announced today its preliminary unaudited sales range for the third quarter ended September 30, 2010 and revised sales guidance for full year 2010. A conference call to discuss these preliminary results and revised sales guidance will be held on October 25, 2010 at 8:00 a.m. Eastern Time (October 25, 2010 at 8:00 pm China Standard Time). The Company will issue its final unaudited 2010 third quarter and nine months financial results on or about November 15, 2010.

Sinovac expects its third quarter 2010 sales to be in the range of approximately $9 million to $10 million. The Company revises its total 2010 sales expectations to be in the range of approximately $40 million to $45 million compared to previous expectations in the range of $60 million to $67 million. The Company has provided this revised outlook based on the following factors:

1.               The vaccine market in China is experiencing a much longer than originally expected demand weakness in the market following the unfounded media reports about vaccine safety in China’s Shanxi province.

2.               A large-scale measles vaccination campaign was conducted in September 2010 that delayed administration of routine vaccinations, including the seasonal influenza vaccine. The campaign concluded in September 2010.

Sinovac vaccine product portfolio is comprised of five commercialized products and a number of pipeline products. The Company is advancing the development of its portfolio and pursuing opportunities to add products. Currently the R&D process for our pipeline products is progressing well on schedule.

Dr. Weidong Yin, Chairman, President and CEO of Sinovac, stated, “We are well positioned to leverage our competitive strengths as we deliver mid to long term growth to our shareholders. We have proven research and development capabilities and a robust vaccine development pipeline with promising market potential. With stringent quality assurance programs in place at our manufacturing facilities, we are poised to benefit from new China GMP standards that are anticipated to be issued in the coming year. We are on track with our capacity expansion initiatives in advance of the commercialization of our pipeline products. Moreover, we are actively seeking international collaborations and potential expansion opportunities.”

The preliminary sales range is a preliminary unaudited estimate for the quarter ended September 30, 2010. The Company’s financial results for third quarter of 2010 have not been finalized, and remain subject to the completion of its normal quarter-end closing procedures and possible change.

Conference Call Details

The Company will host a conference call on Monday, October 25, 2010 at 8:00 a.m. EDT (October 25, 2010 at 8:00 pm China Standard Time) to review the Company’s selected preliminary unaudited sales range for the third quarter ended September 30, 2010 and revised full year 2010 sales expectations. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 a.m. EDT on October 25, 2010 to November 8, 2010 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 359546.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning October 25, 2010 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1 and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The company is currently developing a number of new vaccine products, including pneumococcal conjugate vaccine, EV71 inactivated vaccine (against Hand, Foot & Mouth Disease), Japanese Encephalitis vaccine, animal and human rabies vaccine, HIB and epidemic meningitis, chickenpox, mumps and rubella vaccines. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and currently has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Helen Yang

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871

Fax:  +86-10-6296-6910

Email: info@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel:  +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media:

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email: jrando@theruthgroup.com